COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

August 13, 2019

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)

    Multisector Bond SMA Completion Portfolio

Post-Effective Amendment No. 355

File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 355 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Securities Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Multisector Bond SMA Completion Portfolio to the Registrant.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for Principal Investment Strategies and Principal Risks are identical or substantially similar to those found in the prior filing for Columbia Overseas Completion Portfolio. We note that funds were encouraged by Mr. Brent Fields at the ICI’s SEC Rules Committee of June 26, 2019 to seek selective review, when appropriate. As such, we make this request in accordance therewith.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I